SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-2-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 6)1

NetManage, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

641144308

(CUSIP Number)

Bryant R. Riley

Riley Investment Management LLC

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

(310) 966-1445

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

———————

1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 641144308	13D	Page 2

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 565,783[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 49,195[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 565,783[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 49,195[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 565,783[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [x]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%[3]
14	TYPE OF REPORTING PERSON* IA

———————

1

Because Riley Investment Management LLC has sole investment and voting power over 565,783 shares of Common Stock owned by Riley Investment Partners, L.P. and Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2

Riley Investment Management LLC has shared voting and dispositive power over 49,195 shares of Common Stock owned of by an investment advisory client of Riley Investment Management LLC.  However, Riley Investment Management LLC disclaims beneficial ownership of these shares.

CUSIP No. 641144308	13D	Page 3

3

Based on 9,457,683 shares of common stock of NetManage, Inc. (“NetManage” or the “Issuer”) outstanding at October 10, 2006, as reported in NetManage’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 3, 2006.

CUSIP No. 641144308	13D	Page 4

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 525,460
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 525,460
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 525,460
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%[1]
14	TYPE OF REPORTING PERSON* PN

———————

1

Based on 9,457,683 shares of common stock of NetManage, Inc. (“NetManage” or the “Issuer”) outstanding at October 10, 2006, as reported in NetManage’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 3, 2006.

CUSIP No. 641144308	13D	Page 5

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Partners Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 40,323
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 40,323
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,323
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%[1]
14	TYPE OF REPORTING PERSON* PN

———————

Based on 9,457,683 shares of common stock of NetManage, Inc. (“NetManage” or the “Issuer”) outstanding at October 10, 2006, as reported in NetManage’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 3, 2006.

CUSIP No. 641144308	13D	Page 6

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES	7	SOLE VOTING POWER 565,783[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 49,195[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 565,783[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 49,195[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 536,111
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [x]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%[3]
14	TYPE OF REPORTING PERSON* IN

———————

1

Because Riley Investment Management LLC has sole voting and investment power over Riley Investment Partners, L.P.’s  and Riley Investment Partners Master Fund, L.P.’s security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls their voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of the 565,783 shares owned by Riley Investment Partners, L.P. and Riley Investment Partners Master Fund, L.P.

Riley Investment Management LLC has shared voting and dispositive power over 49,195 shares of Common Stock owned by an investment advisory client of Riley Investment Management LLC.  Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for its investment advisory clients, Mr. Riley disclaims beneficial interest in these shares.

CUSIP No. 641144308	13D	Page 7

Based on 9,457,683 shares of common stock of NetManage, Inc. (“NetManage” or the “Issuer”) outstanding at October 10, 2006, as reported in NetManage’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 3, 2006.

CUSIP No. 641144308	13D	Page 8

Item 5.

Interest in Securities of the Issuer

Item 5(c) and (d) as previously filed is hereby amended and restated as follows:

 (c)

The following are transactions effected in Common Stock that have taken place since the Reporting Persons’ previous Schedule 13D filing.

Investment Advisory Client	Date	Transaction Code	Quantity	Price
	2/2/2007	Buy	1,962	5.2
	2/5/2007	Buy	724	5.2

Master	2/2/2007	Buy	21,672	5.2
	2/5/2007	Buy	8,000	5.2

(d)

As the beneficial owner of 49,195 shares of the Issuer’s Common Stock, RIM’s client referenced to above is entitled to any dividends or proceeds paid, not any of the Reporting Persons.

CUSIP No. 641144308	13D	Page 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2007

Riley Investment Management LLC

By:	/s/ BRYANT R. RILEY
Bryant R. Riley, Managing Member

Riley Investment Partners, L.P.
By: Riley Investment Management LLC, its General
Partner
By:	/s/ BRYANT R. RILEY
Bryant R. Riley, Managing Member

Riley Investment Partners Master Fund, L.P.
By: Riley Investment Management LLC, its General
By:	/s/ BRYANT R. RILEY
Bryant R. Riley, Managing Member

By:	/s/ BRYANT R. RILEY
Bryant R. Riley